Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023,
SRAX, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of SRAX, Inc., effective at the opening of the trading session on May 12, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on October 14, 2022.
On October 21, 2022, the Company exercised its right to appeal the Staff determination to the Hearings Panel (Panel) pursuant to Rule 5815. The Company received an additional delist determination letter on November 16, 2022. A hearing was held on December 1, 2022.
On December 16, 2022, upon review of the information provided by the Company, the Panel granted the Company request to remain listed in the Exchange subject to a series of milestones that the Company was required to meet. On March 7, 2023, in light of the Company failure to meet the terms of its December 2022 decision, the Panel determined to delist the Company securities. The Company securities were suspended on March 9, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on April 21, 2023.